UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On December 6, 2016, Teva Pharmaceutical Industries Ltd. commented that its preliminary financial outlook for 2017, which was presented in July 2016, is not being updated until the company publicly announces updated guidance, which is expected to be in January 2017, as indicated in yesterday’s press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: 12/06/2016	By:	Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO